UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

TABLE OF CONTENTS

Item 1:	Form 6-K dated May 23, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: May 23, 2018

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	May 23, 2018

i.	Audited Financial Results for the quarter and year ended March 31, 2018 (“Results”)

ii.	Date of Annual General Meeting (“AGM”)

iii.	Stock Options to employees

With further reference to our filing dated May 8, 2018, please be informed that the Board of Directors, at its meeting held today, inter alia, approved the following:-

(i)	Financial Results of the Company (for both standalone and consolidated) for the quarter and financial year ended March 31, 2018 pursuant to Regulation 33 of the SEBI Listing Regulations. A copy of the Press Release and the Results are annexed herewith. The Statutory Auditors of the Company, M/s BSR & Co. LLP, Chartered Accountants (BSR) have issued Auditors’ Report with an unmodified opinion on the financial results for the said financial year. The results are also being made available on the Company’s website at www.tatamotors.com.

(ii)	The AGM of the Company would be held on Friday, August 3, 2018 at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

(iii)	Issue of stock options to employees of the Company as per the SEBI (Share Based Employee Benefits) Regulations, 2015 not exceeding 0.4% of the Company’s share capital, subject to approval of the shareholders at the AGM.

The Board meeting commenced at 2:00 pm and concluded at 3:50 p.m.

News Release - 2	May 23, 2018

Tata Motors Group FY 18: Revenue ₹294 KCr (+9%) & PBT ₹11.2 KCr (+20%)

Strong turnaround in the domestic business continues

MUMBAI, MAY 23, 2018: TATA MOTORS LTD ANNOUNCED ITS RESULTS FOR THE QUARTER AND YEAR ENDING MAR 31, 2018.

Consolidated ₹ Cr (Ind AS)	Q4FY’18 Vs PY		FY 18 Vs PY
Net Revenue	91,279	18%	294,243	9%
PBT	2,308	(55%)	11,155	20%
U EBIT (%)	6.6	(90 bps )	4.2	(80 bps )

U EBIT refers to Underlying EBIT

“Fit for Future” exceptional/additional charges in PBT	Q4FY18 FY18
JLR (£ m)	(97)	340
TML (S) (₹ Cr)	(1,236)	(1,229)
Conso (₹ Cr)	(2,113)	1,512

JLR £ m (IFRS)	Q4 FY’ 18 Vs PY		FY’18 Vs PY
Net Revenue	7,555	4.0%	25,786	6%
PBT	364	(46%)	1536	-5%
U EBIT (%)	6.7	(200 bps )	4.2	(170 bps )

TML (S) ₹ Cr (Ind AS)	Q4 FY ’18 Vs PY		FY’ 18 Vs PY
Net Revenue	19,779	45%	58,457	32%
PBT	(474)	40%	(947)	60%
U EBIT (%)	3.1	460 bps	0.9	400 bps

JAGUAR LAND ROVER (JLR)

•	Retails up 1.7% in FY 18 to 614,309 units; Q4 down 3.8%. Wholesales up 2% in FY 18, Q4 up 2.2%

•	Net Revenue +4.0 % to £7.6B in Q4; 6% in FY 18

•	U EBIT: Q4 at 6.7% (-200bps), impact of higher D&A. (FY 4.2%, -170bps)

•	PBT at £1.5B. Dividends increased to 20% of PAT (£225m) and 25% of PAT from next year.

•	Investments: £4.2B mainly in products & technologies

•	Free Cash Flows of £(1.0)B in FY ’18; £949m in Q4

TATA MOTORS (STANDALONE, INCL JO)

•	Wholesales rise 34% to 201,573 units in Q4; FY volumes rise 17% to 637K

•	Net Revenue +45% to ₹19.8K Cr in Q4; 32% in FY 18

•	U EBIT: Q4 at 3.1% (+460 bps), volume growth, mix, ImpACT savings & operating leverage. (FY 0.9%, +400bps)

•	PBT for the year -947Cr, impacted by Fit for Future exceptional/additional charges. PBT positive for year before these charges.

•	Investments: ₹3.5KCr in products and technologies.

•	Free cash flows of ₹1339Cr for the year. ₹2K Cr in Q4 ‘18

Natarajan Chandrasekaran, Chairman commented “In FY 18, JLR delivered profitable growth despite challenging market conditions. We invested for growth, launched exciting new products and established landmark partnerships. In the near term, the challenges of market, technology and geo-political uncertainties are likely to persist. This is the 10th year of Tata’s acquisition of JLR. In this period, we grew 5 times, strengthened our differentiated premium brands, built leading edge technical capabilities and improved profitability by 1300bps. Looking ahead, we will draw inspiration from this proven legacy to create value over the long term and drive each of these further. We will also focus on cost efficiencies, drive operating leverage and manage capital spends prudently.

In the domestic business, the “Turnaround” results are clearly visible. We gained market share in both CV and PV with strong improvement in profitability and positive cash flows. With “Turnaround 2.0” we will accelerate our efforts to “Win Decisively” in CV, “Win Sustainably” in PV and embed the turnaround culture in the company.

With these focused efforts, I am confident that Tata Motors Group shall deliver Competitive, Consistent and Cash Accretive Growth in the coming years”

JAGUAR LAND ROVER

BUSINESS HIGHLIGHTS

•	Strong demand for Range Rover Velar, new Discovery and Jaguar F-PACE

•	Exciting range of new cars introduced: Jaguar I-PACE, the world’s first fully electric premium SUV is now available to order, placing the company at the forefront of the electric revolution; the compact E-PACE, which combines sports car looks with SUV practicality; Jaguar XF Sportbrake and the first plug-in hybrid models of the Range Rover and Range Rover Sport.

•	Opening of an engine plant at the company’s joint venture in China and construction of a manufacturing facility in Nitra, Slovakia, where production is due to begin in 2018

•	Will continue to invest circa £4.5 billion in the 2018-19 financial year for in new models and technologies

FINANCIALS

For the Fiscal year 2018, Retail sales grew 1.7% year-on-year to 614,309 cars, with demand up in China (19.9%), North America (4.7%) and in Overseas Markets (3.4%). These regional increases offset lower figures in the UK (-12.8%) and Europe (-5.3%), where sales were impacted by consumer uncertainty surrounding diesel models. The increase in sales was driven by new models, including the latest Land Rover Discovery, the award-winning Range Rover Velar (World Car Design of the Year), the long-wheelbase Jaguar XFL in China and continued solid demand for the Jaguar F-PACE.

Revenues increased 6.0% to £25.8B. Pre-tax profits were £1.5B including a one-off £437m pension credit reported in the first quarter partially offset by one-off engineering charges (“Fit for Future”) in Q4 ’18. The EBIT margin before these “Fit for Future” charges was 4.2%, compared to 5.9% a year ago. The lower margin mainly reflected higher depreciation and amortisation as a result of the significant investment in the business and slower sales growth than in recent past. For the fourth quarter, pre-tax profits were £364m on revenues of £7.6B. During the financial year, the company invested a record £4.2B, over half of which was in new vehicles and technologies.

Dr. Ralf Speth, Jaguar Land Rover CEO, said: ““Despite external headwinds, these results reflect the underlying strengths of Jaguar Land Rover. Sales have reached a new high, as strong demand in our key overseas markets offset the challenging conditions in the UK and other parts of Europe. Our sustained growth and business resilience reflects the support we have received over the past 10 years from Tata. As we mark this important milestone and as we shape our future, we will continue with over-proportional investment in new vehicles, manufacturing facilities and next generation automotive technologies in line with our Autonomous, Connected, Electric and Shared strategy to provide our customers with the next generation of Jaguars and Land Rovers. We are confident of our plans to drive robust growth and efficiencies to ensure that we continue to deliver solid results and generate sustainable profitable growth to support continued investment with positive free cash flows in the medium to long term.

We are one team with pioneering spirit, delivering outstanding new cars, with the best of British design and engineering integrity, leading in customer desirability.”

TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

BUSINESS HIGHLIGHTS

•	Turnaround Strategy clearly visible

•	Gained Market share in CV after 7 years and second year in a row for PV

•	Strong volumes and cost reduction efforts deliver improved profit and cash flow delivery

•	Delivered positive free cash flow (of ₹ 1,339 Cr) in FY 18 after 5 years

•	Commercial Vehicles (CV) growth driven by increased market demand particularly for high tonnage vehicles, newly launched products, increased acceptance of SCR technology, improved stakeholders’ engagement

•	Passenger Vehicles (PV) continues to demonstrate positive momentum on the back of new product launches and customer centric initiatives

FINANCIALS

In FY ‘18 wholesales (including exports) grew 17% to 636,968 units with broad based growth across the entire portfolio. In the domestic market M&HCV trucks grew 16%, ILCV trucks +36%, SCV & Pick Ups +37%. PV was up 19%. New products in CV with SCR technology has been well received by the customers. “Nexon” has met with excellent consumer response while the existing portfolio of Tiago, Tigor and Hexa continued to deliver strong growths. The performance in the quarter reflects the results of the Turnaround Strategy which involves focused actions on filling up portfolio gaps, rigorous cost reductions while taking steps to improve the reliability of our supply chain.

In FY 18, Revenue increased 32% to ₹ 58,457Cr, Pre-tax loss reduced by ₹ 1406 Cr to ₹ -947Cr. Pre- tax loss for the year includes “Fit for Future” exceptional/additional charges of ₹ 1,229Cr. In Q4 ‘18, Revenue increased 45% to ₹ 19,779Cr, Pre-tax loss reduced by ₹ 313Cr to ₹ -474Cr. Pre- tax loss for the quarter includes “Fit for Future” exceptional/additional charges of ₹ 1,236Cr.

Mr. Guenter Butschek, Tata Motors CEO & MD, said: “FY18 has been a hallmark year for Tata Motors with a record breaking sales performance, increase in market share and the standalone business turning profitable before one-time exceptional charges. As we step into Turnaround 2.0, we would like to embed Turnaround thinking within TML and our business plan will continue to remain robust in terms of sales, market share and financial performance. We want to structurally improve the business with reinforced & focused actions in PV, and continuing the momentum in CV from last year. Our future pipeline is full of attractive products, bundled with the most desirable and customer-centric service offerings. We will continue to enhance the organization’s effectiveness, enabling greater speed, simplicity and agility in our efforts. These interventions give us the confidence to deliver competitive, consistent and cash accretive growth over the medium to long term.”

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS AND TAX

Finance costs increased by ₹ 14Cr to ₹ 1,178Cr during Q4 FY’18 vs prior year. In FY 18, they increased by ₹ 444Cr to ₹ 4,682Cr. The increase is due to higher borrowings in both TML (S) and JLR.

The Effective Tax Rate for FY18 was 32.3%. This broadly reflects non- recognition of tax credits in the Standalone business and one-time impact of reduction in tax rates on deferred tax assets (UK reduced from 19% to 17% and US reduced from 35% to 21%).

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

In the quarter, Net profit from joint ventures and associates contributed ₹ 845Cr compared with ₹ 411Cr in prior year. Other income was ₹ 364Cr versus ₹ 234Cr in the same quarter prior year. The increase is coming from mainly the additional interest incomes earned during the year.

For the year FY ’18, Net profit from joint ventures and associates contributed ₹ 2,278Cr vs ₹ 1,493Cr in FY’17. Other income was ₹ 889Cr versus ₹ 755Cr in the prior year.

FREE CASH FLOWS

Free cash flow in the quarter, was positive ₹ 6,714Cr reflecting higher operating profits and favourable working capital offsetting investments in both TML (S) and JLR. Free cash flow in the year, was negative ₹ 11,191Cr reflecting higher investments, lower operating profits and unfavourable working capital. FCF of automobile business was +₹ 8930 Cr for the quarter and -₹ 7330Cr for the year.

NET DEBT

Closing net debt was ₹ 39,977Cr compared to ₹ 27,485Cr as at 31st March 2017, reflecting negative free cash flow at JLR with continued high investments and lower sales growth. Net Automotive debt stood at ₹ 13,889Cr vs ₹ 7,401Cr as at 31st March 2017.

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Suresh Rangarajan (Head-Corporate Communications), Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	May 23, 2018

Auditors Report (Consolidated)

Independent Auditors’ Report on annual consolidated financial results of Tata Motors Limited pursuant to Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

Report on the Audit of Consolidated Financial Results (prepared as per Ind AS)

We have audited the accompanying consolidated annual financial results of Tata Motors Limited (hereinafter referred to as “the Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates, its jointly controlled entities and joint operations for the year ended 31 March 2018, attached herewith, being submitted by the Holding Company pursuant to the requirement of Regulation 33 and Regulation 52 read with regulation 63(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’). Attention is drawn to the fact that the figures for the quarter ended 31 March 2018 and the corresponding quarter ended in the previous year as reported in these consolidated financial results are the balancing figures between consolidated audited figures in respect of the full financial year and the published year to date consolidated figures up to the end of the third quarter of the relevant financial year. Also the figures up to the end of the third quarter had only been reviewed and not subjected to audit.

Management’s Responsibility for the Consolidated Financial Results (prepared as per Ind AS)

These Consolidated financial results have been prepared on the basis of the consolidated annual financial statements and reviewed quarterly consolidated financial results up to the end of the third quarter. The Holding Company’s Board of Directors is responsible for the preparation of these consolidated financial results that give a true and fair view of the net profit/ loss and other comprehensive income and other financial information of the Group including its associates and jointly controlled entities and joint operations in accordance with the recognition and measurement principles laid down in the Companies (Indian Accounting Standards) Rules, 2015 as per Section 133 of the Companies Act, 2013 and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52 read with regulation 63(2) of the Listing Regulations. The respective Board of Directors of the companies included in the Group and of its associates and jointly controlled entities and joint operations are responsible for maintenance of adequate accounting records for safeguarding the assets of the Group and its associates and its jointly controlled entities and joint operations and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of presentation of the consolidated financial results by the Directors of the Holding Company, as aforesaid.

Independent Auditors’ Report on annual consolidated financial results of Tata Motors Limited pursuant to Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Management’s Responsibility for the Consolidated Financial Results (prepared as per Ind AS) (continued)

In preparing the consolidated financial results, the respective Board of Directors of the companies included in the Group and of its associates, jointly controlled entities and joint operations are responsible for assessing the ability of the Group and of its associates, jointly controlled entities and joint operations to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial results based on our audit of the consolidated annual financial statements. While conducting the audit, we have taken into account the relevant provisions of the Listing Regulations and the accounting and auditing standards.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Companies Act, 2013. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial results are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the consolidated financial results. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial results, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Holding Company’s preparation of the consolidated financial results that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made, as well as evaluating the overall presentation of the consolidated financial results.

We are also responsible to conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of Group and of its associates, jointly controlled entities and joint operations to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause Group and its associates, jointly controlled entities and joint operations to cease to continue as a going concern.

We believe that the audit evidence obtained by us and the audit evidence obtained by the other auditors in terms of their reports referred to in sub-paragraph 1 of the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial results.

Independent Auditors’ Report on annual consolidated financial results of Tata Motors Limited pursuant to Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Opinion

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate financial statements and on the other financial information of the subsidiaries, associates and jointly controlled entities and joint operations, the aforesaid consolidated financial results:

(i)	include the annual financial results of the entities listed in Annexure 1;

(ii)	are presented in accordance with the requirements of Regulation 33 and Regulation 52 read with regulation 63(2)of the Listing Regulations in this regard; and

(iii)	give a true and fair view of the net profit and other comprehensive income and other financial information for the year ended 31 March 2018.

Other Matters

1.	We did not audit the financial statements/ financial information of three subsidiaries, seventy-one step-down subsidiaries and one joint operation, whose financial statements/ financial information reflect total assets of Rs. 264,026.34 crores and net assets of Rs. 98,271.10 crores as at 31 March 2018, total revenues of Rs. 240,841.01 crores and net cash inflows of Rs. 152.35 crores for the year ended on 31 March 2018. The consolidated financial results also include the Group’s share of net profit of Rs. 2,266.54 crores for the year ended 31 March 2018, in respect of five associates and three jointly controlled entities, whose financial statements/ financial information have not been audited by us. These financial statements/ financial information have been audited by other auditors whose reports have been furnished to us by the Management and our opinion on the consolidated financial results, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step-down subsidiaries, joint operation and associates and jointly controlled entities is based solely on the reports of the other auditors.

2.	Of the three subsidiaries and seventy-one step down subsidiaries listed above, the financial statements/ financial information of three subsidiaries and ten step down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been audited by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted these financial statements/ financial information from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have audited these conversion adjustments made by the Holding Company’s management. Our conclusion in so far as it relates to such subsidiaries and step-down subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in the respective countries and the aforesaid conversion adjustments prepared by the Holding Company’s management and audited by us.

Independent Auditors’ Report on annual consolidated financial results of Tata Motors Limited pursuant to Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Other Matters (continued)

3.	The audited consolidated financial results include the financial information of four subsidiaries and eight step-down subsidiaries which have not been audited by their auditors and are based solely on the management certified accounts, whose financial information reflect total assets of Rs. 18,454.64 crores and net assets of Rs. 9,714.24 crores as at 31 March 2018 and total revenues of Rs. 1,305.67 crores and net cash inflows of Rs. 568.39 crores for the year ended 31 March 2018 and the Group’s share of net profit of Rs. 2.67 crores for the year ended 31 March 2018 in respect of three associates and one jointly controlled entity which have not been audited by their auditors and are based solely on the management certified accounts. Our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, step down subsidiaries, associates and jointly controlled entity are based solely on such unaudited financial information. In our opinion and according to the information and explanations given to us by the management, these financial results are not material to the Group.

4.	Our conclusion on consolidated annual financial results, is not modified in respect of the above matters relating to our reliance on the reports of other auditors and financial information certified by the management.

5.	The comparative consolidated financial results for the year ended 31 March 2017 included in these consolidated financial results have been audited by the predecessor auditor. The report of the predecessor auditor on the comparative financial information dated 23 May 2017 expressed an unmodified opinion. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Mumbai	Partner
23 May 2018	Membership No: 049265

Independent Auditors’ Report on annual consolidated financial results of Tata Motors Limited pursuant to Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Annexure 1: List of entities consolidated as at 31 March 2018

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(A) TATA MOTORS - DIRECT SUBSIDIARIES
1	Concorde Motors (India) Limited
2	TAL Manufacturing Solutions Limited
3	Tata Motors European Technical Centre PLC
4	Tata Motors Insurance Broking and Advisory Services Limited
5	TMF Holdings Limited (Name changed from Tata Motors Finance Limited w.e.f 17 June 2017)
6	TML Holdings Pte. Limited
7	TML Distribution Company Limited
8	Tata Hispano Motors Carrocera S.A.
9	Tata Hispano Motors Carrocerries Maghreb SA
10	Trilix S.r.l.
11	Tata Precision Industries Pte. Limited
12	Tata Technologies Limited
13	Tata Marcopolo Motors Limited

(B) TATA MOTORS - INDIRECT SUBSIDIARIES
(i) Subsidiaries of TML Holdings Pte. Ltd.
14	Tata Daewoo Commercial Vehicle Company Limited
15	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited
16	Tata Motors (Thailand) Limited
17	Tata Motors (SA) (Proprietary) Limited
18	PT Tata Motors Indonesia
19	PT Tata Motors Distribusi Indonesia
20	TMNL Motor Services Nigeria Limited
21	Jaguar Land Rover Automotive plc
(ii) Subsidiaries of Jaguar Land Rover Automotive plc
22	Jaguar Land Rover Holdings Limited
(iii) Subsidiaries of Jaguar Land Rover Holdings Limited
23	Jaguar Land Rover Limited
24	Jaguar Land Rover Austria GmbH
25	Jaguar Land Rover Japan Limited
26	JLR Nominee Company Limited (dormant)
27	Jaguar Land Rover Deutschland GmbH
28	Jaguar Land Rover North America LLC
29	Jaguar Land Rover Nederland BV

Annexure I (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)
30	Jaguar Land Rover Portugal - Veículos e Peças, Lda.
31	Jaguar Land Rover Australia Pty Limited
32	Jaguar Land Rover Italia Spa
33	Jaguar Land Rover Korea Company Limited
34	Jaguar Land Rover (China) Investment Co. Limited
35	Jaguar Land Rover Canada ULC
36	Jaguar Land Rover France, SAS
37	Jaguar Land Rover (South Africa) (Pty) Limited
38	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA
39	Limited Liability Company “Jaguar Land Rover” (Russia)
40	Jaguar Land Rover (South Africa) Holdings Limited
41	Jaguar Land Rover India Limited
42	Jaguar Land Rover Espana SL
43	Jaguar Land Rover Belux NV
44	Jaguar Cars South Africa (Pty) Limited
45	The Jaguar Collection Limited
46	Jaguar Cars Limited
47	Land Rover Exports Limited
48	Land Rover Ireland Limited
49	The Daimler Motor Company Limited
50	Daimler Transport Vehicles Limited
51	S.S. Cars Limited
52	The Lanchester Motor Company Limited
53	Shanghai Jaguar Land Rover Automotive Services Company Limited
54	Jaguar Land Rover Pension Trustees Limited
55	Jaguar Land Rover Slovakia s.r.o
56	Jaguar Land Rover Singapore Pte. Ltd.
57	Jaguar Racing Limited
58	InMotion Ventures Limited
59	InMotion Ventures 1 Limited
60	InMotion Ventures 2 Limited
61	InMotion Ventures 3 Limited
62	Jaguar Land Rover Colombia S.A.S
63	Jaguar Land Rover Ireland (Services) Limited
64	Jaguar Land Rover Mexico, SAPi de CV
65	Jaguar Land Rover Servicios Mexico, S.A. de C.V.
66	Jaguar Land Rover Taiwan Company LTD
67	Spark44 (JV) Limited
(iv) Subsidiaries of Spark44 (JV) Limited
68	Spark44 Pty. Ltd. (Sydney)
69	Spark44 GMBH (Frankfurt)
70	Spark44 LLC (LA & NYC)
71	Spark44 Limited (Shanghai)

Annexure I (Continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(B) TATA MOTORS - INDIRECT SUBSIDIARIES (Contd.)
72	Spark44 Middle East DMCC (Dubai)
73	Spark44 Demand Creation Partners Limited (Mumbai)
74	Spark44 Limited (London & Birmingham)
75	Spark44 Pte Ltd (Singapore)
76	Spark44 Communication SL (Madrid)
77	Spark44 SRL (Rome)
78	Spark44 Limited (Seoul)
79	Spark44 KK (Tokyo)
80	Spark44 Canada Inc (Toronto)
81	Spark44 South Africa (Pty) Limited
(v) Subsidiaries of Tata Technologies Ltd.
82	Tata Technologies Pte. Limited
83	Tata Technologies (Thailand) Limited
84	Tata Technologies Inc.
85	Tata Manufacturing Technologies (Shanghai) Limited
86	INCAT International Plc.
87	INCAT GmbH
88	Tata Technologies Europe Limited
89	Escenda Engineering AB
90	Tata Technologies de Mexico, S.A. de C.V.
91	Cambric GmbH
92	Midwest Managed Services Inc. (Merged with Tata Technologies Inc. w.e.f 28 February 2018)
93	Cambric Limited (dissolved w.e.f 23 May 2017)
94	Tata Technologies SRL Romania
95	Cambric UK Limited
(vi) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)
96	Tata Motors Finance Solutions Limited
97	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017

(C) TATA MOTORS – ASSOCIATES
98	Jaguar Cars Finance Limited
99	Synaptiv Limited
100	Cloud Car Inc
101	Drive Club Service Pte Ltd
102	Automobile Corporation of Goa Limited
103	Nita Company Limited
104	Tata Hitachi Construction Machinery Company Private Limited
105	Tata Precision Industries (India) Limited
106	Tata AutoComp Systems Limited

(D) TATA MOTORS - JOINT OPERATIONS
107	Tata Cummins Private Limited
108	Fiat India Automobiles Private Limited

(E) TATA MOTORS - JOINT VENTURES
109	Chery Jaguar Land Rover Automotive Company Limited
110	JT Special Vehicles Private Limited
111	Tata HAL Technologies Limited
112	Cherry Jaguar Land Rover Auto Sales Company Limited

News Release – 4	May 23, 2018

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2018

		Quarter ended				Year ended
		March 31,		December 31,	March 31,	March 31,
Particulars		2018		2017	2017	2018	2017
		Audited (refer note 6)		Unaudited	Audited (refer note 6)	Audited
	Income
I	(a) Income from operations (refer note 2)		91,279.09	74,156.07	78,746.61	295,409.34	274,492.12
II	(b) Other income		364.35	181.63	234.16	888.89	754.54
III	Total Income (I + II)		91,643.44	74,337.70	78,980.77	296,298.23	275,246.66
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		50,875.96	45,378.78	41,758.02	173,371.19	160,147.12
	(ii) Basis adjustment on hedge accounted derivatives		(309.77)	(348.29)	(269.78)	(1,378.60)	(777.57)
	(b) Purchase of products for sale		4,652.62	4,224.66	3,923.93	15,903.99	13,924.53
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		1,886.36	(1,972.84)	2,103.05	(2,046.58)	(7,399.92)
	(d) Excise duty (refer note 2)		—	—	1,529.42	790.16	4,799.61
	(e) Employee benefits expense		8,352.27	7,576.27	7,027.35	30,300.09	28,332.89
	(f) Finance costs		1,178.25	1,247.35	1,163.97	4,681.79	4,238.01
	(g) Foreign exchange (gain)/loss (net)		(355.81)	(126.74)	(45.19)	(1,185.28)	3,910.10
	(h) Depreciation and amortisation expense		6,488.36	5,570.79	4,670.24	21,553.59	17,904.99
	(i) Product development/Engineering expenses		1,030.78	923.62	986.37	3,531.87	3,413.57
	(j) Other expenses		19,622.37	14,371.45	14,931.16	60,184.21	55,430.06
	(k) Amount capitalised		(5,725.93)	(4,541.10)	(4,044.08)	(18,588.09)	(16,876.96)
	Total expenses (IV)		87,695.46	72,303.95	73,734.46	287,118.34	267,046.43
V	Profit before exceptional items and tax (III - IV)		3,947.98	2,033.75	5,246.31	9,179.89	8,200.23
VI	Exceptional Items
	(a) Defined benefit pension plan amendment past service credit		—	—	—	(3,609.01)	—
	(b) Employee separation cost		(1.05)	4.73	67.20	3.68	67.61
	(c) Provision for impairment of capital work-in-progress and intangibles under development		1,641.38	—	—	1,641.38	—
	(d) Others		—	—	13.61	(11.19)	(1,182.17)
VII	Profit before tax (V - VI)		2,307.65	2,029.02	5,165.50	11,155.03	9,314.79
VIII	Tax expense (net)
	(a) Current tax		850.54	473.46	923.53	3,303.46	3,137.66
	(b) Deferred tax		126.57	594.14	316.09	1,038.47	113.57
	Total tax expense (net)		977.11	1,067.60	1,239.62	4,341.93	3,251.23
IX	Profit for the period/year from continuing operations (VII - VIII)		1,330.54	961.42	3,925.88	6,813.10	6,063.56
X	Share of profit of joint ventures and associates (net)		844.62	253.18	410.55	2,278.26	1,493.00
XI	Profit for the period/year (IX + X)		2,175.16	1,214.60	4,336.43	9,091.36	7,556.56
	Attributable to:
	(a) Shareholders of the Company		2,125.24	1,198.63	4,295.85	8,988.91	7,454.36
	(b) Non-controlling interests		49.92	15.97	40.58	102.45	102.20
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		4,511.94	212.56	3,359.38	5,939.95	(5,719.91)
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss		(745.78)	(14.98)	(510.80)	(991.02)	867.35
	(B) (i) Items that will be reclassified to profit or loss		9,868.88	834.77	(518.19)	28,017.27	(25,548.94)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		(756.84)	(323.26)	(459.93)	(3,403.69)	2,906.93
	Total other comprehensive income/(loss)		12,878.20	709.09	1,870.46	29,562.51	(27,494.57)
XIII	Total comprehensive income/(loss) for the period/year (net of tax) (XI + XII)		15,053.36	1,923.69	6,206.89	38,653.87	(19,938.01)
	Attributable to:
	(a) Shareholders of the Company		14,990.28	1,911.12	6,180.87	38,524.52	(20,005.94)
	(b) Non-controlling interests		63.08	12.57	26.02	129.35	67.93
XIV	Paid-up equity share capital (face value of ₹2 each)		679.22	679.22	679.22	679.22	679.22
XV	Reserves excluding revaluation reserves					94,725.82	57,359.80
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	6.24	3.51	12.64	26.46	21.94
	(b) Diluted EPS	₹	6.24	3.51	12.63	26.45	21.93
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	6.34	3.61	12.74	26.56	22.04
	(b) Diluted EPS	₹	6.34	3.61	12.73	26.55	22.03
			Not annualised

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India.

The automotive segment is bifurcated into the following:

Tata and other brand vehicles, including financing thereof and Jaguar Land Rover.

The Company’s other segment comprises primarily activities relating to information technology or IT services, machine tools and factory automation solutions

(₹ in crores)

		Quarter ended			Year ended
		March 31,	December 31,	March 31,	March 31,
Particulars		2018	2017		2018	2017
		Audited (refer note 6)	Unaudited	Audited (refer note 6)	Audited
A.	Segment Revenue :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	21,280.33	17,955.77	16,732.22	66,620.38	56,448.78
	- Jaguar and Land Rover	69,410.88	55,761.34	61,591.65	226,964.86	216,388.82
	Less: Intra segment eliminations	(19.12)	(48.78)	(91.78)	(131.91)	(145.19)

	-Total	90,672.09	73,668.33	78,232.09	293,453.33	272,692.41
II.	Others	982.77	778.82	876.78	3,252.36	3,184.06

	Total Segment Revenue	91,654.86	74,447.15	79,108.87	296,705.69	275,876.47
	Less: Inter segment revenue	(375.77)	(291.08)	(362.26)	(1,296.35)	(1,384.35)

	Net income from Operations	91,279.09	74,156.07	78,746.61	295,409.34	274,492.12

B.	Segment results before other income, finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	940.86	998.86	109.73	2,103.58	207.05
	- Jaguar and Land Rover	3,317.21	1,941.48	5,931.30	9,408.80	15,117.07
	Less: Intra segment eliminations	—	—	—	—	—

	-Total	4,258.07	2,940.34	6,041.03	11,512.38	15,324.12
II.	Others	208.91	59.39	169.61	422.32	471.90

	Total Segment results	4,466.98	2,999.73	6,210.64	11,934.70	15,796.02
	Less: Inter segment eliminations	(60.91)	(27.00)	(79.71)	(147.19)	(202.22)

	Net Segment results	4,406.07	2,972.73	6,130.93	11,787.51	15,593.80
	Add/(Less) : Other income	364.35	181.63	234.16	888.89	754.54
	Add/(Less) : Finance costs	(1,178.25)	(1,247.35)	(1,163.97)	(4,681.79)	(4,238.01)
	Add/(Less) : Foreign exchange gain/(loss) (net)	355.81	126.74	45.19	1,185.28	(3,910.10)
	Add/(Less) : Exceptional items	(1,640.33)	(4.73)	(80.81)	1,975.14	1,114.56

	Total Profit before tax	2,307.65	2,029.02	5,165.50	11,155.03	9,314.79

			As at December 31,		As at March 31,
			2017		2018	2017
			Unaudited		Audited
C.	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof		71,407.74		73,398.85	64,890.05
	- Tata and other brands vehicles and financing thereof - Assets held for sale		209.27		223.33	—
	- Jaguar and Land Rover		183,911.84		199,513.67	154,654.50
	Less: Intra segment eliminations		—		—	—

	-Total		255,528.85		273,135.85	219,544.55
II.	(a) Others		44.86		13.26	2,205.13
	(b) Assets classified as held for sale		2,745.23		2,756.91	—

	Total Segment Assets		258,318.94		275,906.02	221,749.68
	Less: Inter segment eliminations		(1,295.33)		(1,281.07)	(1,023.72)

	Net Segment Assets		257,023.61		274,624.95	220,725.96
	Investment in equity accounted investees
	- Tata and other brands vehicles and financing thereof		383.97		385.50	377.31
	- Jaguar and Land Rover		4,811.42		4,502.39	3,835.72
	- Others*		467.39		497.35	392.98
	Add : Unallocable assets		36,063.72		51,340.32	48,422.39

	Total Assets		298,750.11		331,350.51	273,754.36

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof		19,456.98		20,298.72	17,548.81
	- Jaguar and Land Rover		93,080.33		107,864.26	89,478.99
	Less: Intra segment eliminations		—		—	—

	-Total		112,537.31		128,162.98	107,027.80
II.	(a) Others		79.44		84.01	747.75
	(b) Liabilities directly associated with assets classified as held-for-sale		1,133.74		1,070.18	—

	Total Segment Liabilities		113,750.49		129,317.17	107,775.55
	Less: Inter segment eliminations		(283.78)		(315.22)	(250.44)

	Net Segment Liabilities		113,466.71		129,001.95	107,525.11
	Add : Unallocable liabilities		103,947.84		106,395.59	107,714.19

	Total Liabilities		217,414.55		235,397.54	215,239.30

*	Held for sale as at March 31, 2018

Statement of Consolidated Assets and Liabilities

(₹ in crores)

				As at March 31,
				2018	2017
				Audited
I.	ASSETS
	(1)	Non-current assets
		(a)	Property, plant and equipment	73,867.84	59,594.56
		(b)	Capital work-in-progress	16,142.94	10,186.83
		(c)	Goodwill	116.45	673.32
		(d)	Other intangible assets	47,429.57	35,676.20
		(e)	Intangible assets under development	23,890.56	23,512.01
		(f)	Investment in equity accounted investees	4,887.89	4,606.01
		(g)	Financial assets:
			(i) Other investments	763.76	690.76
			(ii) Finance receivables	15,479.53	10,753.13
			(iii) Loans and advances	495.41	753.66
			(iv) Other financial assets	4,563.87	2,911.12
		(h)	Deferred tax assets (net)	4,158.70	4,457.34
		(i)	Non-current tax assets (net)	899.90	972.31
		(j)	Other non-current assets	2,681.25	2,847.36

				195,377.67	157,634.61
	(2)	Current assets
		(a)	Inventories	42,137.63	35,085.31
		(b)	Investment in equity accounted investees (held for sale)	497.35	—
		(c)	Financial assets:
			(i) Other investments	14,663.75	15,041.15
			(ii) Trade receivables	19,893.30	14,075.55
			(iii) Cash and cash equivalents	14,716.75	13,986.76
			(iv) Bank balances other than (iii) above	19,897.16	22,091.12
			(v) Finance receivables	8,401.65	6,810.12
			(vi) Loans and advances	2,279.66	710.45
			(vii) Other financial assets	3,029.12	1,555.94
		(d)	Current tax assets (net)	208.91	223.36
		(e)	Assets classified as held-for-sale	2,585.19	—
		(f)	Other current assets	7,662.37	6,539.99

				135,972.84	116,119.75
			TOTAL ASSETS	331,350.51	273,754.36

II.	EQUITY AND LIABILITIES
	(1)	Equity
		(a)	Equity Share capital	679.22	679.22
		(b)	Other Equity	94,748.69	57,382.67

			Equity attributable to owners of Tata Motors Ltd	95,427.91	58,061.89
			Non-controlling interests	525.06	453.17

				95,952.97	58,515.06

		Liabilities
	(2)	Non-current liabilities
		(a)	Financial liabilities:
			(i) Borrowings	61,199.50	60,629.18
			(ii) Other financial liabilities	2,739.14	11,409.58
		(b)	Provisions	10,948.44	9,004.46
		(c)	Deferred tax liabilities (net)	6,125.80	1,174.00
		(d)	Other non-current liabilities	11,165.19	17,392.56

				92,178.07	99,609.78

	(3)	Current liabilities
		(a)	Financial liabilities:
			(i) Borrowings	16,794.85	13,859.94
			(ii) Trade payables	72,038.41	57,698.33
			(iii) Acceptances	4,901.42	4,834.24
			(iv) Other financial liabilities	31,267.49	25,634.83
		(b)	Provisions	7,953.50	5,807.76
		(c)	Current tax liabilities (net)	1,559.07	1,392.58
		(d)	Liabilities directly associated with assets classified as held-for-sale	1,070.18	—
		(e)	Other current liabilities	7,634.55	6,401.84

				143,219.47	115,629.52
			TOTAL EQUITY & LIABILITIES	331,350.51	273,754.36

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on May 23, 2018.

2)	Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with Ind AS 18 on Revenue and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Income from operations for applicable periods. In view of the aforesaid restructuring of indirect taxes, Income from operations for quarter and year ended March 31, 2018 are not comparable with the previous periods. Following additional information is being provided to facilitate such comparison:

					(₹ in crores)
Particulars	Quarter ended			Year ended
	March 31,	December 31,	March 31,	March 31,
	2018	2017	2017	2018	2017
(a) Income from operations	91,279.09	74,156.07	78,746.61	295,409.34	274,492.12
(b) Excise duty	—	—	(1,479.77)	(1,166.77)	(4,642.46)

(c) Income from operations (net of excise duty) (a)-(b)	91,279.09	74,156.07	77,266.84	294,242.57	269,849.66

3)	The assets and liabilities of Tata Technologies Limited, TAL Manufacturing Solutions Limited, Company’s certain assets related to defence business and investment in Tata Hitachi Construction Machinery Company Private Limited (equity accounted investees) are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105.

4)	Exceptional debit of ₹1641.38 crores, relates to provision for impairment of certain intangibles under development and capital work-in-progress. The Company reviewed product development programs in capital work-in-progress and consequently provided for impairment for the quarter ended March 31, 2018.

5)	The exceptional credit of ₹3,609.01 crores (GB£ 437.40 million) for the year ended March 31, 2018, relates to the amendment of the Defined Benefit scheme of Jaguar Land Rover Automotive Plc. On April 3, 2017, Jaguar Land Rover Automotive Plc approved and communicated to its Defined Benefit scheme members that the Defined Benefit Scheme rules were to be amended with effect from April 6, 2017 so that amongst other changes, retirement benefit will be calculated on a career average basis rather than based upon a member’s final salary at retirement. These changes were effective from April 6, 2017 and as a result of the re-measurement of the scheme’s liabilities, the past service credit has been recognized in quarter ended June 30, 2017.

6)	Figures for the quarters ended March 31, 2018 and 2017, represent the difference between the audited figures in respect of full financial years and the publised figures for the nine months ended December 31, 2017 and 2016, respectively which were subject to limited review.

7)	The Statutory Auditors have carried out an audit of the consolidated financial results for the year ended March 31, 2018.

Tata Motors Limited

Guenter Butschek
Mumbai, May 23, 2018	CEO & Managing Director

News Release – 5	May 23, 2018

Auditors Report (Stand Alone)

Independent Auditors’ Report on annual standalone financial results of Tata Motors Limited Pursuant to the Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To Board of Directors of

Tata Motors Limited

Report on the Audit of Standalone Financial Results (prepared as per Ind AS)

We have audited the accompanying standalone annual financial results of Tata Motors Limited (‘the Company’) which includes two Joint Operations consolidated on a proportionate basis for the year ended 31 March 2018 attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulation’). Attention is drawn to the fact that the figures for the quarter ended 31 March 2018 and the corresponding quarter ended in the previous year as reported in these standalone financial results are the balancing figures between audited figures in respect of full financial year and the published year to date figures up to the end of the third quarter of the relevant financial year, as adjusted to give effect to the scheme of merger explained in note 9 to the standalone financial results.

Management’s Responsibility for the Standalone Financial Results (prepared as per Ind AS)

These standalone financial results have been prepared on the basis of the annual standalone financial statements and audited quarterly standalone financial results upto the end of the third quarter. The Company’s Board of Directors is responsible for the preparation of these standalone financial results that give a true and fair view of the net profit/loss and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in the Companies (Indian Accounting Standards) Rules, 2015 as per Section 133 of the Companies Act, 2013 and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52 read with regulation 63(2) of the Listing Regulations.

The respective Board of Directors of the Company and its joint operations are responsible for maintenance of adequate accounting records for safeguarding the assets of the Company and its joint operations and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the respective Board of Directors of the Company and its joint operations are responsible for assessing the ability of the Company and its joint operations to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless respective management either intends to liquidate the Company / joint operation or to cease operations, or has no realistic alternative but to do so.

Independent Auditors’ Report on annual standalone financial results of Tata Motors Limited Pursuant to the Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Auditor’s Responsibility

Our responsibility is to express an opinion on these standalone financial results based on our audit of the annual financial statements.

We have taken into account the relevant provisions of the Listing Regulations and the accounting and auditing standards.

We conducted our audit of the standalone financial results in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the standalone financial results are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the standalone financial results. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the standalone financial results, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation of the standalone financial results that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Directors, as well as evaluating the overall presentation of the standalone financial results.

We are also responsible to conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the standalone financial results or, if such disclosures are inadequate, to modify the opinion. Our conclusions are based on the audit evidence obtained up to the date of the auditor’s report. However, future events or conditions may cause an entity to cease to continue as a going concern.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial results.

Opinion

In our opinion and to the best of our information and according to the explanations given to us these standalone financial results:

(i)	are presented in accordance with the requirements of Regulation 33 and Regulation 52 read with regulation 63(2) of the Listing Regulations in this regard; and

(ii)	give a true and fair view of the net loss and other comprehensive income and other financial information for the year ended 31 March 2018.

Independent Auditors’ Report on annual standalone financial results of Tata Motors Limited Pursuant to the Regulation 33 and Regulation 52 read with regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Other Matters

1.	We did not audit the annual financial results of one joint operation included in the audited standalone financial results, whose financial results reflect total assets of Rs. 6,940.15 crores and net assets of Rs. 3,375.06 crores as at 31 March 2018, total revenues of Rs. 6,994.76 crores and net cash outflows amounting to Rs. 115.57 crores for the year ended on that date, as considered on a proportionate basis in the audited standalone financial results. These financial results have been audited by other auditor whose report has been furnished to us by the management and our report on the annual standalone financial results, in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of the other auditor. Our opinion is not modified in respect of this matter.

2.	The comparative standalone financial results for the year ended 31 March 2017 included in these standalone financial results have been audited by the predecessor auditor, which have been adjusted to give effect to the scheme of merger explained in note 9 to the standalone financial results. The report of the predecessor auditor on the comparative financial information dated 23 May 2017 expressed an unmodified opinion. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Mumbai	Partner
23 May 2018	Membership No: 049265

News Release – 6	May 23, 2018

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2018

Particulars		Quarter ended				Year ended
		March 31,		December 31,	March 31,	March 31,	March 31,
		2018		2017	2017	2018	2017
		(Refer note 9)					(Refer note 9)
I.	Revenue from operations (refer note 2)		19,779.32	16,089.33	15,080.56	59,624.69	49,054.49
II.	Other Income		677.02	96.82	115.29	1,557.60	981.06
III.	Total Income (I+II)		20,456.34	16,186.15	15,195.85	61,182.29	50,035.55
IV.	Expenses
	(a) Cost of materials consumed		12,110.29	10,269.48	7,662.20	37,080.45	27,651.65
	(b) Purchases of products for sale		1,556.18	1,360.23	1,109.10	4,762.41	3,945.97
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		507.19	153.73	789.89	842.05	(252.14)
	(d) Excise duty (refer note 2)		—	—	1,506.42	793.28	4,738.15
	(e) Employee benefits expense		1,103.60	983.51	983.94	3,966.73	3,764.35
	(f) Finance costs		446.43	496.08	449.28	1,744.43	1,569.01
	(g) Foreign exchange (gain)/loss (net)		95.38	(143.34)	(255.25)	17.14	(252.78)
	(h) Depreciation and amortisation expense		856.17	788.50	819.25	3,101.89	3,037.12
	(i) Product development/engineering expenses		151.90	136.65	191.47	474.98	454.48
	(j) Other expenses		3,387.46	2,119.06	2,669.67	9,234.27	8,335.90
	(k) Amount capitalised		(246.46)	(221.81)	(231.43)	(855.08)	(941.60)
	Total expenses (IV)		19,968.14	15,942.09	15,694.54	61,162.55	52,050.11
V.	Profit/(loss) before exceptional items and tax (III-IV)		488.20	244.06	(498.69)	19.74	(2,014.56)
VI.	Exceptional Items
	(a) Provision for impairment of investment in a subsidiary		—	—	73.17	—	123.17
	(b) Employee separation cost		(1.05)	4.73	67.20	3.68	67.61
	(c) Provision for impairment of capital work-in-progress and intangibles under development		962.98	—	—	962.98	—
	(d) Others		—	—	147.93	—	147.93
VII.	Profit/(loss) before tax (V-VI)		(473.73)	239.33	(786.99)	(946.92)	(2,353.27)
VIII.	Tax expense/(credit) (net)
	(a) Current tax		36.00	35.65	21.95	92.63	57.06
	(b) Deferred tax		(9.79)	(7.91)	(3.01)	(4.70)	19.27
	Total tax expense/(credit) (net)		26.21	27.74	18.94	87.93	76.33
IX.	Profit/(loss) for the period/year from continuing operations (VII-VIII)		(499.94)	211.59	(805.93)	(1,034.85)	(2,429.60)
X.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit or loss		(56.57)	38.65	89.71	62.28	82.08
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit or loss		(3.86)	(1.00)	(16.60)	(6.27)	(3.12)
	(B) (i) Items that will be reclassified to profit or loss - gains/(losses)		(34.38)	42.72	6.36	(19.56)	23.32
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		11.90	(14.78)	(2.20)	6.77	(8.07)
	Total other comprehensive income/(loss)		(82.91)	65.59	77.27	43.22	94.21
XI.	Total comprehensive income/(loss) for the period/year (IX+X)		(582.85)	277.18	(728.66)	(991.63)	(2,335.39)
XII.	Paid-up equity share capital (face value of ₹2 each)		679.22	679.22	679.22	679.22	679.22
XIII.	Reserves excluding revaluation reserve					19,491.76	20,483.39
XIV.	Earnings per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(1.47)	0.61	(2.37)	(3.05)	(7.15)
	(ii) Diluted EPS	₹	(1.47)	0.61	(2.37)	(3.05)	(7.15)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(1.47)	0.71	(2.37)	(3.05)	(7.15)
	(ii) Diluted EPS	₹	(1.47)	0.71	(2.37)	(3.05)	(7.15)
			Not annualised

Statement of Standalone Assets and Liabilities

(₹ in  crores)

				As at March 31,
				2018	2017
				Audited
I.	ASSETS
	(1)	Non-current assets
		(a)	Property, plant and equipment	18,192.52	17,897.12
		(b)	Capital work-in-progress	1,371.45	1,902.61
		(c)	Goodwill	99.09	99.09
		(d)	Other intangible assets	3,312.14	2,776.71
		(e)	Intangible assets under development	3,825.15	5,368.38
		(f)	Investments in subsidiaries, joint ventures and associates	13,950.60	14,330.02
		(g)	Financial assets
			(i) Investments	310.19	528.37
			(ii) Loans and advances	143.96	391.46
			(iii) Other financial assets	793.40	196.32
		(h)	Non-current tax assets (net)	695.75	772.67
		(i)	Other non-current assets	1,546.39	1,858.45

				44,240.64	46,121.20

	(2)	Current assets
		(a)	Inventories	5,670.13	5,553.01
		(b)	Investments in subsidiaries and associates (held for sale)	681.91	—
		(c)	Financial assets
			(i) Investments	1,820.87	2,437.42
			(ii) Trade receivables	3,479.81	2,128.00
			(iii) Cash and cash equivalents	546.82	228.94
			(iv) Bank balances other than (iii) above	248.60	97.67
			(v) Loans and advances	140.27	215.96
			(vi) Other financial assets	646.31	141.54
		(d)	Current tax assets (net)	73.88	129.49
		(e)	Assets classified as held-for-sale	223.33	—
		(f)	Other current assets	1,439.73	1,825.05

				14,971.66	12,757.08

			TOTAL ASSETS	59,212.30	58,878.28

II.	EQUITY AND LIABILITIES
	Equity
		(a)	Equity share capital	679.22	679.22
		(b)	Other equity	19,491.76	20,483.39

				20,170.98	21,162.61

	Liabilities
	(1)	Non-current liabilities
		(a)	Financial liabilities
			(i) Borrowings	13,155.91	13,686.09
			(ii) Other financial liabilities	211.28	1,130.23
		(b)	Provisions	1,009.48	892.18
		(c)	Deferred tax liabilities (net)	154.61	147.58
		(d)	Other non-current liabilities	291.09	321.24

				14,822.37	16,177.32

	(2)	Current liabilities
		(a)	Financial liabilities
			(i) Borrowings	3,099.87	5,158.52
			(ii) Trade payables	9,411.05	7,082.95
			(iii) Acceptances	4,814.58	4,379.29
			(iv) Other financial liabilities	4,091.16	2,485.94
		(b)	Provisions	862.92	477.17
		(c)	Current tax liabilities (net)	21.77	83.68
		(d)	Other current liabilities	1,917.60	1,870.80

				24,218.95	21,538.35

			TOTAL EQUITY AND LIABILITIES	59,212.30	58,878.28

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on May 23, 2018.

2)	Consequent to the introduction of Goods and Service Tax (GST) with effect from July 1, 2017, Central Excise, Value Added Tax (VAT), etc have been replaced by GST. In accordance with Ind AS 18 on Revenue and Schedule III of the Companies Act, 2013, GST, GST Compensation Cess, etc. are not included in Income from operations for applicable periods. In view of the aforesaid restructuring of indirect taxes, Income from operations for quarter and year ended March 31, 2018 are not comparable with the previous periods. Following additional information is being provided to facilitate such comparison:

				(₹ in crores)
Particulars	Quarter ended			Year ended
	March 31,	December 31,	March 31,	March 31,
	2018	2017	2017	2018	2017
1 Income from operations	19,779.32	16,089.33	15,080.56	59,624.69	49,054.49
2 Excise duty	—	—	(1,471.50)	(1,168.14)	(4,623.54)
3 Income from operations (net of excise duty) (1-2)	19,779.32	16,089.33	13,609.06	58,456.55	44,430.95

3)	Other income for the quarter and year ended March 31, 2018, includes dividend from subsidiaries of ₹396.06 crores and ₹982.29 crores (₹15.15 crores and ₹653.26 crores for the quarter and year ended March 31, 2017), respectively.

4)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Ind AS 108 on Operating Segments reporting are considered to constitute one reporting segment.

5)	The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

					(₹ in crores)
Particulars	Quarter ended			Year ended
	March 31,	December 31,	March 31,	March 31,
	2018	2017	2017	2018	2017
1 Income from operations	18,915.51	15,351.39	14,790.60	57,258.60	48,273.97
2 Profit/(loss) before tax	(675.02)	138.30	(898.13)	(1,308.83)	(2,551.79)
3 Profit/(loss) after tax	(622.80)	144.58	(872.90)	(1,266.19)	(2,547.23)

6)	The listed Non-Convertible Debentures of Tata Motors Limited on standalone basis aggregating to ₹700.00 crores as at March 31, 2018 are secured by way of charge on certain assets and properties of the Company; both movable and immovable (excluding stock and book debts) and the asset cover thereof exceeds hundred percent of the principal amount of the said debenture.

7)	Pursuant to Non-Convertible Debentures of Tata Motors Limited being listed, below are the details of Tata Motors Limited on a standalone basis excluding interest in Joint Operations pursuant to Regulation 52(4) of the listing regulations:

Particulars				Year ended March 31,
				2018	2017
Debt service coverage ratio (no. of times) [refer note (a)]				(0.14)	(0.57)
Interest service coverage ratio (no. of times)[refer note (b)]				(0.20)	(1.64)
Debt Equity ratio [refer note (c)]				0.89	0.88
Net Worth [refer note (d)]			(₹ in crores)	19,683.24	20,907.24
Capital Redemption Reserve			(₹ in crores)	2.28	2.28
Debenture Redemption Reserve			(₹ in crores)	1,085.94	1,085.94
Earnings per share (EPS)
A.	Ordinary shares (face value of ₹2 each)
(a)	Basic EPS	₹		(3.73)	(7.50)
(b)	Diluted EPS	₹		(3.73)	(7.50)
B.	‘A’ Ordinary shares (face value of ₹2 each)
(a)	Basic EPS	₹		(3.73)	(7.50)
(b)	Diluted EPS	₹		(3.73)	(7.50)

Formulae for calculation of ratios are as follows:

(a)	Debt service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loans during the period)

(b)	Interest service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/Interest on Long term Loans.

For the purpose of calculation in (a) and (b) above, loans having original maturity of more than 360 days are considered as Long term Loans.

(c)	Debt Equity Ratio = Total Debt/Equity

(d)	Net Worth = Equity share capital + Other equity

8)	The investment in the Company’s subsidiaries Tata Technologies Limited, TAL Manufacturing Solutions Limited and Tata Motors Insurance Broking and Advisory Services Ltd and associate Tata Hitachi Construction Machinery Company Private Ltd and the company’s certain assets related to defence business are classified as “Held for Sale” as they meet the criteria laid out under Ind AS 105.

9)	Effective April 30, 2018, the Company completed the merger of TML Drivelines Ltd (TML Drivelines) pursuant to a scheme of arrangement of merger. As TML Drivelines is a wholly owned subsidiary of the Company, the merger has been accounted in accordance with “Pooling of Interest Method” laid down by Appendix C of Indian Accounting Standard 103 (Ind AS 103): (Business combinations of entities under common control), notified under the Companies Act, 2013.

Accordingly, all assets, liabilities and reserves of TML Drivelines have been recorded in the books of account of the Company at their existing carrying amounts and in the same form. To the extent that there are inter-company loans, advances, deposits, balances or other obligations as between TML Drivelines and the Company, have been eliminated. The difference, between the investments held by the Company and all assets, liabilities and reserves of TML Drivelines, has been debited to capital reserve.

Comparative accounting period presented in the financial statements of the Company has been restated for the accounting impact of the merger, as stated above, as if the merger had occurred from the beginning of the comparative period in the financial statements i.e. April 1, 2016.

10)	Exceptional debit of ₹962.98 crores is related to provision for impairment of certain capital work-in-progress and intangibles under development. The company reviewed product development programs and capital work-in-progrees and consequently provided for impairment during the quarter ended March 31, 2018.

11)	The figures for the quarter ended March 31, 2018 and the corresponding quarter ended in the previous year as reported in these standalone financial results are the balancing figures between audited figures in respect of full financial year and the published year to date figures up to the end of the third quarter of the relevant financial year, as adjusted to give effect to the scheme of merger explained in note 9.

12)	The Statutory Auditors have carried out an audit of the above results for the year ended March 31, 2018 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Mumbai, May 23, 2018	CEO and Managing Director

For further press queries please contact Mr. Suresh Rangarajan at +00 91 22 66657289 or email at: suresh.rangarajan@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.